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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                               GIANT GROUP, LTD.
________________________________________________________________________________
                               (Name of Issuer)


                    COMMON SOTCK, PAR VALUE $.01 PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)


                                   374503100
        _______________________________________________________________
                                (CUSIP Number)

                                   JEFF SOZA
2121 Avenue of the Stars, #1800, Los Angeles, CA 90067 Tel (310) 282-6271
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 374503100                                      PAGE 2 OF 5  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David Gotterer
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF             133,375  **

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING              133,375 **

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       133,375 **

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       4.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

    ** Excludes 63,375 shares underlying options held by Mr. Gotterer, as to which he disclaims beneficial ownership since a business partner is entitled to the beneficial ownership of such shares upon any exercise of such options.

                              SECURITY AND ISSUER


     Reference is hereby made to that certain Schedule 13D, dated May 20, 1997, filed by David Gotterer with respect to the common stock, par value $0.01 per share (the "Common Stock"), of GIANT GROUP, LTD., a Delaware corporation (the "Company"), collectively referred to herein as the "Schedule." Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Schedule. Unless otherwise indicated herein, the information contained in the Schedule, as amended to date, remains unchanged. The Schedule is hereby amended as follows:

ITEM 4.                     PURPOSE OF TRANSACTION

          On April 19, 2001, the Company offered to purchase any and all outstanding shares of its Common Stock for $.50 per share. The Company filed
Schedule 13E-3 and Schedule TO, as amended, related to the Company's Tender Offer. Mr. Gotterer voluntarily tendered all 112,500 of his shares. Mr. Gotterer had held the shares of Common Stock for investment purposes.

          GIANT's Board of Directors are exploring alternatives to being a public company. The Tender Offer was an attempt to make GIANT a private company. However, the Company did not have the required number of shareholders tender their shares for the Company to become private. There can be no assurance that GIANT will undertake any of the previously mentioned course of action.

ITEM 5.              INTEREST OF SECURITIES OF THE ISSUER

          (a) - (b) Mr. Gotterer beneficially owns 133,375 shares of Common Stock which Mr. Gotterer may acquire pursuant to stock options which are presently exercisable and excludes 63,375 shares underlying options held by Mr. Gotterer, as to which he disclaims beneficial ownership since a business partner is entitled to the beneficial ownership of such shares acquired upon exercise of such options. Mr. Gotterer beneficially owns 4.7% of the Common Stock (excluding the shares underlying options held by Mr. Gotterer to which a business partner is entitled to the beneficial ownership of such shares upon exercise of such options). The percentage is based on 2,691,069 shares of Common Stock outstanding as of May 29, 2001. Mr. Gotterer has sole power to vote and direct the disposition of the shares of Common Stock beneficially owned by him.

          [c] On May 20, 2001, pursuant to the Company's 1996 Stock Option Plan for Non-Employee Directors, Mr. Gotterer received options to purchase 10,000 shares of Common Stock for $.51 per share. Other than the two transactions described in this Form 13-D, Mr. Gotterer has not effected any transactions involving the Common Stock within the last 60 days.

              (d)    Not applicable

              (e)    Not applicable

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECTS TO SECURITIES OF THE ISSUER.

          Except as described in this Form 13-D, Mr Gotterer is not a party to any agreements, arrangements, understandings or relationships (legal or otherwise) relating to the Common Stock.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

              None


                                   Signature

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct


Dated:  June 7, 2001




                                        /s/  DAVID GOTTERER
                                        -------------------
                                           David Gotterer